UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

________________________

FOX & HOUND RESTAURANT GROUP

(Name of Subject Company)

________________________

F&H ACQUISITION CORP.

NPSP ACQUISITION CORP.

NEWCASTLE PARTNERS, L.P.

STEEL PARTNERS II, L.P.

(Names of Filing Persons—Offeror)

____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

________________________

351321104

(Cusip Number of Class of Securities)

________________________

MARK E. SCHWARZ

MANAGING MEMBER

NEWCASTLE PARTNERS, L.P.

300 Crescent Court, Suite 1110

Dallas, Texas 75201

(214) 661-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

STEVEN WOLOSKY, ESQ.

OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

Park Avenue Tower

65 East 55th Street

New York, New York 10022

(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**
$149,850,105	$16,034

*

Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 9,193,258 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $16.30 (the purchase price per share offered by Offeror).

**

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,248	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	January 6, 2006
Amount Previously Paid:	$245	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	January 13, 2006
Amount Previously Paid:	$541	Filing Party:	Newcastle Partners, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2006

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.	☐

Items 1 through 9, and Item 11.

This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 6, 2006, as amended, by F&H Acquisition Corp., a Delaware corporation (“Parent”), NPSP Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent, Newcastle Partners, L.P., a Texas limited partnership, and Steel Partners II, L.P., a Delaware limited partnership. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Fox & Hound Restaurant Group, a Delaware corporation (the “Company”), at $16.30 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2006, as amended (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The following is hereby inserted at the end of Section 11 (“Background of the Offer”):

“On January 30, 2006, the Company and Parent issued separate press releases announcing that the Company’s Board has determined that Parent's offer to enter into a negotiated tender offer/merger for $16.30 per share in cash is a superior offer to the existing $16.00 per share offer of LLCP made pursuant to LLCP’s Amended Merger Agreement.

Also, on January 30, 2006, Parent signed and delivered in escrow a definitive tender offer/merger agreement to acquire all of the outstanding shares of common stock of the Company not already owned by it for $16.30 per share (the “Escrowed Merger Agreement”). The Escrowed Merger Agreement is being held in escrow pursuant to a letter agreement (the “January 30 Escrow Letter”) with Fox & Hound. Pursuant to the January 30 Escrow Letter, each of Parent, the Purchaser, Newcastle and Steel irrevocably agreed that each party shall not withdraw such party’s agreement to the Escrowed Merger Agreement or otherwise terminate such party’s offer made to the Company as set forth in the Escrowed Merger Agreement at any time prior to the earliest of (a) Midnight (Eastern Standard Time) on February 2, 2006, (b) notification by the Company that the Company is unable to make the representations and warranties or perform its obligations in the Escrowed Merger Agreement, and (c) the Board of Directors of the Company has determined that the proposal contemplated by the Escrowed Merger Agreement no longer constitutes a superior offer. Pursuant to the January 30 Escrow Letter, the Company has agreed to use reasonable best efforts to cause the execution and delivery of the Escrowed Merger Agreement within twenty-four (24) hours after termination of LLCP’s Amended Merger Agreement.”

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement, dated January 6, 2006.*

(a)(5)(i)	Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)	Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)	Text of disclosure made by Parent on Schedule TO, dated December 20, 2005*

(a)(5)(iv)	Text of news articles published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)	Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)	Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)	Text of press release issued by Parent, dated January 6, 2006.*

(a)(5)(viii)	Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)	Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)	Text of press release issued by Parent, dated January 30, 2006.

(c)	Not applicable.

(d)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and NPSP Acquisition Corp., dated December 22, 2005.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2006

NEWCASTLE PARTNERS, L.P.

By:	Newcastle Capital Management, L.P. its General Partner
By:	Newcastle Capital Group, L.L.C. its General Partner

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	Managing Member

STEEL PARTNERS II, L.P.

By:	Steel Partners, L.L.C. General Partner

By:	/s/ Warren G. Lichtenstein
Name:	Warren G. Lichtenstein
Title:	Managing Member

F&H ACQUISITION CORP.

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	President and Chief Executive Officer

NPSP ACQUISITION CORP.

By:	/s/ Mark E. Schwarz
Name:	Mark E. Schwarz
Title:	President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated January 6, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii)	Form of summary advertisement, dated January 6, 2006. *

(a)(5)(i)	Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)	Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii)	Text of disclosure made by Parent on Schedule TO, dated December 20, 2005*

(a)(5)(iv)	Text of news article published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)	Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)	Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii)	Text of press release issued by Parent, dated January 6, 2006. *

(a)(5)(viii)	Text of press release issued by Parent, dated January 13, 2006.*

(a)(5)(ix)	Text of press release issued by Parent, dated January 26, 2006.*

(a)(5)(x)	Text of press release issued by Parent, dated January 30, 2006.

(c)	Not applicable.

(d)

Joint Filing Agreement by and among Newcastle Partners, L.P., Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mark E. Schwarz, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, F&H Acquisition Corp. and NPSP Acquisition Corp., dated December 22, 2005. *

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed